NELSON RETIREMENT AND SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

December 31, 2007 AND 2006

NELSON RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2007	4

Notes to Financial Statements	5

Supplemental Schedules*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	14

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2007 and of reportable transactions for the year ended December 31, 2007 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT rEGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and Participants of the

  Nelson Retirement and Savings Plan

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Nelson Retirement and Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2008

NELSON RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$123,970,935	$120,275,109
Participant loans	1,460,645	620,923
Total investments	125,431,580	120,896,032

Employer contributions receivables	550,398	329,868

Total assets	125,981,978	121,225,900

Liabilities
Excess contributions refundable	26,964	10,886

Net assets available for benefits
Net assets reflecting all investments at fair value	125,955,014	121,215,014
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	72,947	145,039

Net assets available for benefits	$126,027,961	$121,360,053

  See accompanying notes to financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED december 31, 2007

Additions
Contributions:
Employer	$4,098,907
Employee	4,619,723
Plan interest in Cummins Inc. and Affilitates Retirement
and Savings Plans Master Trust investment income	17,938,881
Interest income	101,878
Total additions	26,759,389
Deductions
Benefits paid to participants	22,951,818
Other deductions	10,372
Total deductions	22,962,190
Fund transfers with Affiliate Plans	870,709
Net change in net assets available for benefits	4,667,908
Net assets available for benefits, beginning of year	121,360,053

Net assets available for benefits, end of year	$126,027,961

  See accompanying notes to financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

1.   description of the plan

The following description of the Nelson Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”).  Eligible employees are employees of Nelson Industries, Inc. (“Nelson”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees

The trustee for the Master Trust is State Street Corporation.  As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable.  Such transfers are reflected in the accompanying financial statements as “Fund transfers with Affiliate Plans”.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions.  Participants may direct their contributions in any of twenty-one investment options, including Cummins Inc. common stock.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Matching Contribution

Effective January 1, 2004, the Company matches participants 50% on 6% of wages.  The matching contribution is made in the form of cash or Company stock.  Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant was 55 years of age.  The entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings.  Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance.  Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various companies.  Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value.  There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

3.   INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust.  At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 7.4% and 8.4%, respectively.  The following investments are held by the Master Trust as of December 31:

	2007	2006

Cummins Inc. Common Stock Fund	$243,342,978	$149,069,879
Cummins Inc. common stock - ESOP fund
(non-participant directed)	85,089,690	67,973,065
Fixed income fund	350,099,530	346,161,583
Common / collective trust fund	169,049,248	172,121,130
Registered investment companies	834,577,180	690,909,492

Total	$1,682,158,626	$1,426,235,149

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts.  This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2009.  The contracts have varying yields which averaged 6.05 percent and 4.87 percent during the years ended December 31, 2007 and 2006, respectively.  The contracts have varying crediting interest rates which averaged 5.16 percent and 4.93 percent during the years ended December 31, 2007 and 2006, respectively.  The crediting interest rates adjust on varying intervals by contract.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fixed income fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans.  To accomplish these objectives, the fixed income fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs).  In a traditional GIC, the issuer takes a deposit from the fixed income fund and purchases investments that are held in the issuer’s general account.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the fixed income fund.

In a wrapper contract structure, the underlying investments are owned by the fixed income fund and held in trust for participants.  The fixed income fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fixed income fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract.  Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned.  Over time, the crediting rate formula amortizes the fixed income fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the fixed income fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”.  If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The contracts’ aggregate fair values were approximately $2,900,000 and $5,770,000 lower than the reported contract values at December 31, 2007 and 2006, respectively.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Investments that represent 5% or more of the Master Trust’s assets are separately identified as follows:

	2007	2006

American Funds Growth Fund of America	$124,172,394	$103,839,262
Cummins Inc. Common Stock Fund	328,432,668	217,042,944
NTGI S & P 500 Index Fund	169,049,248	172,121,130
Vanguard International Fund	94,507,210	72,459,503
Vanguard Wellington Admiral Shares Fund	260,172,016	242,371,382
Aegon Wrapped Investment Contract	103,907,261	-0-
Royal Bank of Canada Wrapped
Investment Contract	103,907,261	-0-
State Street Bank Wrapped Investment
Contract	103,907,261	-0-
Other	394,103,307	618,400,928

Total	$1,682,158,626	$1,426,235,149

Investment income for the Master Trust for the year ended December 31, 2007 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$178,109,048
Cummins Inc. common stock - ESOP fund
(non-participant directed)	47,378,919
Common / collective trust fund	9,487,199
Registered investment companies	55,247,320

Interest	16,594,921
Dividends	2,081,902
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	1,649,137

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2007 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $29,673,397.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

4.   TAX STATUS

The Plan has not received a determination letter.  The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are or were shares of mutual funds managed by State Street Corporation and shares of Cummins Inc.  State Street Corporation is the Master Trust trustee.  Cummins Inc. is the Plan Sponsor.  Hewitt Associates, LLC serves as the Plans’ third party administrator.  Blue & Co., LLC serves as the Plans’ auditor.  INVESCO Institutional (N.A.) was the Plans’ investment manager of the fixed income fund, but the Plans changed to JPMorgan Asset Management during 2007.  Transactions with these parties qualify as party-in-interest transactions.

6.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan does not expect the adoption of FAS 157 to have a material impact on the amounts reported in the financial statements, however, additional disclosures will be required to describe the inputs used to develop the measurements of fair value and the effect of certain measurements reported in the financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

7.   reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
As reported per the financial statements	$126,027,961	$121,360,053

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,947)	(145,039)
As reported per the Form 5500	$125,955,014	$121,215,014

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

As reported per the financial statements	$17,938,881
Less: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2007	(72,947)
Add: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2006	145,039
As reported per the Form 5500	$18,010,973

NELSON RETIREMENT AND SAVINGS PLAN

schedule h, line 4i – SCHEDULE OF ASSETS	EIN 35-0257090 Plan Number: 040
(HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value

	Participant Loans	1 - 4 1/2 year maturity
		5.0% to 10.5%	$-0-	$1,460,645

  See report of independent registered public accounting firm.